02050099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
8/1/02

For the Month of August 2002

EDP- Electricidadé de Portugal A S

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

EDP
Electricidade de Portugal

Lisbon, August 2nd 2002

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts' Briefing

EDP ISSUES A GBP 200,000,000 FIFTEEN YEAR NOTE

Pursuant to Article 248 of the Portuguese Securities Code, the Board of Directors of Electricidade de Portugal, S.A. (EDP), is informing the market of the following:

EDP - Electricidade de Portugal S.A. has issued, under its EMTNs (Euro Medium Term Notes) programme, through it's affiliate EDP Finance B.V., a 200,000,000 Pound Sterling denominated Note, maturing on the 9th of August, 2017 and that pays a 6.625% yearly coupon.

Simultaneously, EDP contracted a currency swap to convert the issue to Euros, hedging the risk inherent to a foreign currency issue.

The receptiveness shown by a significant number of high quality investor to this deal was extremely positive, as is reflected by the success of the operation that was carried out under a recognised unfavorable context.

Through this issue, EDP positions itself as the fist Portuguese Group to access the Pound Sterling debt market, as well as pioneering, amongst portuguese companies, in note issues with 15 year maturity periods, a clear demonstration of the confidence these investors have on EDP.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

Investor Relations Department
Pedro Pires, Director
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes

Tel: +351 21 001 2834
Fax: +351 21 001 2899

Email: ir@edp.pt
Site: www.edp.pt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 5, 2002

EDP- Electricidade de Portugal, S.A.

By: [signature]
Name: Francisco de la Fuente Sánchez
Title: Director & Chief Executive Officer